SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

[redacted]

RECEIVED

2008 AUG 11 A 7:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004162

5 August 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 4 August 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

PROCESSED
AUG 12 2008
THOMSON REUTERS

Encl.

c.c. JP Morgan
- Mr. King Ho

E\vv\SL Asia\Connected Transaction\ltr_ADR.doc.4

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 4 AUGUST 2008 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and six months ended 30 June 2008 in Thailand on 4 August 2008. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and six months ended 30 June 2008 in Thailand on 4 August 2008. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2008

	Three months ended 30 June		Six months ended 30 June	
	2008	2007	2008	2007
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	293,474	233,807	656,551	561,284
Food and beverage	198,972	174,381	429,766	414,224
Others	40,469	39,675	89,149	88,566
Total revenues from hotel operations	532,915	447,863	1,175,466	1,064,074
Cost of sales and services	(167,776)	(137,585)	(357,527)	(296,075)
Gross profit	365,139	310,278	817,939	767,999
Selling and administrative expenses	(143,214)	(112,978)	(295,457)	(239,353)
Income from the sale of goods and the rendering of services	221,925	197,300	522,482	528,646
Other incomes				
Gain on sales of equipment	2,629	736	2,729	783
Interest income	7,705	18,280	14,710	36,521
Other income	7,277	13,010	9,359	16,284
Other expenses				
Depreciation	(112,980)	(78,726)	(219,846)	(156,733)
Others	(2,000)	(1,532)	(2,000)	(2,305)
INCOME FROM OPERATIONS	124,556	149,068	327,434	423,196
REVERSAL OF ALLOWANCE FOR DIMINUTION IN VALUE OF INVESTMENT	-	-	15,764	-
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN OTHER COMPANY AND RELATED COMPANY	(2,575)	(14,671)	(7,067)	(33,029)
INCOME BEFORE CORPORATE INCOME TAX	121,981	134,397	336,131	390,167
CORPORATE INCOME TAX	(35,355)	(42,737)	(95,041)	(124,226)
NET INCOME FOR THE PERIOD	86,626	91,660	241,090	265,941
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	0.67	0.71	1.85	2.05

Net profit/(loss) after income tax for the six months ended 30 June 2008 and 2007:

(Baht in million)	2008	2007	Change *(%)*
Consolidated	241.090	265.941	(9.34)

The consolidated net profit after income tax for the six months period-ended 30 June 2008 dropped by Baht 24.85 million (9.34%) from last year as a result of an increase in net profit after tax of Shangri-La Hotel, Bangkok of Baht 96.23 million and a net loss of Baht 121.08 million from Shangri-La Hotel, Chiang Mai which was opened in December 2007. Net loss of Shangri-La Hotel, Chiang Mai came from depreciation charges of Baht 93.14 million and Baht 24.25 million from operations. Interest income was lower by Baht 21.81 million (59.72%) due to a decrease in deposit balances with bank and interest rates. Provision for loss on loans to and investment in related and other company was lower than last year by Baht 25.96 million arising from no provision for loss of Don Muang Tollway in this year and lower provision loss of Traders Hotel, Yangon. With lower income before tax, corporate income tax therefore dropped by 29.19 million (23.49%). Hence, the net earnings after provision for loss on loans to and investment in related and other company and income tax decreased by Baht 24.85 million (9.34%).

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2008 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 4 August 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END